As filed with the Securities and Exchange Commission on November 25, 2008
File No. 333-152965
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

US POWER GENERATING COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	26-0165545 (I.R.S. Employer Identification No.)

505 Fifth Avenue, 21st Floor New York, New York (Address of Principal Executive Offices)	10017 (Zip Code)
     Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned authorized officer of US Power Generating Company, a Delaware corporation (“USPG”), and successor to the agent for service named in the Registration Statement on Form S-1 (Registration No. 333-152965) (the “Registration Statement”), relating to common stock, par value $.00001 per share (the “Common Stock”), of USPG, hereby requests that the Registration Statement be withdrawn, effective immediately. USPG no longer intends to sell the Common Stock included in such Registration Statement for registration under the Securities Act due to market conditions. No sales have been made or will be made under the Registration Statement. USPG may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

US POWER GENERATING COMPANY
By:	/s/ Jeff D. Hunter
Jeff D. Hunter
Chief Financial Officer